FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Press Release, dated February 27, 2008, regarding the purchase from Fortis of the Brazilian asset management activities of ABN AMRO.

Item 1
Press Release
Santander purchases from Fortis ABN AMRO’s asset management activities in Brazil
Madrid, February 27th, 2008 - Fortis and Santander today announced that they have reached an agreement by which Santander will purchase from Fortis the Brazilian asset management activities of ABN AMRO, which Fortis acquired as part of the Consortium’s (RBS, Fortis and Santander) purchase of ABN AMRO. Fortis will retain the Latin American (ex-Brazil) institutional sales and some equity investment teams related to funds distributed through ABN/Fortis channels.
Joan David Grimá, Head of Santander Asset Management said, “After a thorough analysis, we concluded that, given their local character and distribution through the local retail network of Banco Real from a customer perspective these activities were more appropriately aligned to Banco Real, which will become part of Santander.”
Richard Wohanka, CEO of Fortis Investments, comments: “We are delighted that we could reach that agreement with Santander, as it enables both parties to continue to serve our customers with the best in class, tailor-made products and services. Fortis Investments continue to manage and develop the Latin American institutional sales business (ex-Brazil) as well as certain Latin American Equities investment teams, given their international reach.”
This transaction, which amounts to approximately EUR 209 million, should be finalised in the second quarter of 2008, subject to customary closing conditions and regulatory approvals.
Fortis recently received an agreement from the Dutch Regulatory authorities to move forward with the integration of ABN AMRO’s asset management with Fortis Investments.
Santander (SAN.MC, STD.N) is the largest bank in the euro zone by market capitalisation and fifth in the world by profit. Founded in 1857, Santander has EUR 912,915 million in assets and EUR 1,063,892 million in managed funds, 65 million customers, 11,178 branches and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is the sixth largest bank in the United Kingdom, through its Abbey subsidiary, and is the third largest banking group in Portugal. Through Santander Consumer Finance, it also operates a leading in 12 European countries (Germany, Italy and Spain, among others) and the United States. In 2007, Santander registered €9,060 million in net attributable profits, an increase of 19% from the previous year.

Comunicación Externa
Ciudad Grupo Santander — Edif.Arrecife, 2a Planta. 28660
Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

In Latin America, Santander manages over USD 300 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 4,498 offices. In 2007, Santander reported USD 3,648 million in net attributable income in Latin America, 27% higher than the prior year.
Fortis is an international financial services provider engaged in banking and insurance. We offer our personal, business and institutional customers a comprehensive package of products and services through our own channels, in collaboration with intermediaries and through other distribution partners. With a market capitalisation of EUR 32.8 billion (31/01/2008), Fortis ranks among the 15 largest financial institutions in Europe. Our sound solvency position, our presence in more than 50 countries and our dedicated, professional workforce of 60,000 enable us to combine global strength with local flexibility and provide our clients with optimum support. More information is available on www.fortis.com

Comunicación Externa
Ciudad Grupo Santander — Edif.Arrecife, 2a Planta. 28660
Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 27, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President